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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

LSB INDUSTRIES, INC.
(Name of Issuer)
Common Stock, Par Value $.010 per share
(Title of Class of Securities)
502160104
(CUSIP Number)
Jayhawk Capital Management, L.L.C.
Attention: Kent C. McCarthy
8201 Mission Road, Suite 110
Prairie Village, Kansas 66208
(913) 642-2611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
copy to:
Rodney L. Moore
Vinson & Elkins LLP
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201-2975
(214) 220-7781
November 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Kent C. McCarthy

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		274,030(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,696,626(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		274,030(1)

WITH	10	SHARED DISPOSITIVE POWER:

2,696,626(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,970,656 Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	These shares are held of record by the Kent C. McCarthy Revocable Trust (“Trust”) of which Mr. McCarthy is the trustee and sole beneficiary. The shares held by the Trust consist of 171,000 shares of Common Stock and 103,030 shares of Common Stock issuable upon conversion of 23,800 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 (“Class C Preferred Stock”).

(2)	Of the shares listed, 2,049,397 are beneficially owned directly by Jayhawk Institutional Partners, L.P., a Delaware limited partnership (“Jayhawk Institutional”), and 647,229 are beneficially owned directly by Jayhawk Investments, L.P., a Delaware limited partnership (“Jayhawk Investments”). The shares beneficially owned directly by Jayhawk Institutional consist of 1,053,700 shares of Common Stock, 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants, 741,947 shares of Common Stock issuable upon conversion of 171,390 shares of Class C Preferred Stock and 141,250 shares of Common Stock issuable upon conversion of $1,000,000 principle amount of the 7% Convertible Senior Subordinated Debentures Due 2011 (“7% Debentures”). The shares beneficially owned directly by Jayhawk Investments consist of 647,229 shares of Common Stock issuable upon conversion of 149,510 shares of Class C Preferred Stock. The relationship of the parties filing this Schedule 13D is described in Item 2 ..

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Jayhawk Capital Management, L.L.C./48-1172612

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,696,626(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,696,626(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,696,626

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

(1)	Of the shares listed, 2,049,397 are beneficially owned directly by Jayhawk Institutional and 647,229 are beneficially owned directly by Jayhawk Investments. The shares beneficially owned directly by Jayhawk Institutional consist of 1,053,700 shares of Common Stock, 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants, 741,947 shares of Common Stock issuable upon conversion of 171,390 shares of Class C Preferred Stock and 141,250 shares of Common Stock issuable upon conversion of $1,000,000 principle amount of the 7% Debentures. The shares beneficially owned directly by Jayhawk Investments consist of 647,229 shares of Common Stock issuable upon conversion of 149,510 shares of Class C Preferred Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	Excludes 171,000 shares of Common Stock and 103,030 shares of Common Stock issuable upon conversion of 23,800 shares of Class C Preferred Stock reported herein as held by Kent C. McCarthy, beneficial ownership of which securities is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Jayhawk Institutional Partners, L.P./48-1172611

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,049,397(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,049,397(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,049,397

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	The shares listed consist of 1,053,700 shares of Common Stock, 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants, 741,947 shares of Common Stock issuable upon conversion of 171,390 shares of Class C Preferred Stock and 141,250 shares of Common Stock issuable upon conversion of $1,000,000 principle amount of the 7% Debentures.

(2)	Excludes (i) 171,000 shares of Common Stock and 103,030 shares of Common Stock issuable upon conversion of 23,800 shares of Class C Preferred Stock reported herein as held by Kent C. McCarthy and (ii) 647,229 shares of Common Stock issuable upon conversion of 149,510 shares of Class C Preferred Stock reported herein as held by Jayhawk Investments. Beneficial ownership of the securities described in the forgoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Jayhawk Investments, L.P./48-1172620

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		647,229(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

647,229(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

647,229

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	The shares listed consist of 647,229 shares of Common Stock issuable upon conversion of 149,510 shares of Class C Preferred Stock.

(2)	Excludes (i) 171,000 shares of Common Stock and 103,030 shares of Common Stock issuable upon conversion of 23,800 shares of Class C Preferred Stock reported herein as held by Kent C. McCarthy and (ii) 1,053,700 shares of Common Stock, 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants, 741,947 shares of Common Stock issuable upon conversion of 171,390 shares of Class C Preferred Stock and 141,250 shares of Common Stock issuable upon conversion of $1,000,000 principle amount of the 7% Debentures reported herein as held by Jayhawk Institutional. Beneficial ownership of the securities described in the forgoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

SCHEDULE 13D/A
     This Amendment No. 6 to Schedule 13D (the “Amendment”) is being filed jointly by Kent C. McCarthy, Jayhawk Capital Management, L.L.C., a Delaware limited liability company (“Jayhawk”), Jayhawk Institutional Partners, L.P., a Delaware limited partnership (“Jayhawk Institutional”), and Jayhawk Investments, L.P., a Delaware limited partnership (“Jayhawk Investments” and, together with Mr. McCarthy, Jayhawk and Jayhawk Institutional, “Filing Parties”) to amend the cover page of each of the Filing Parties and Items 3, 4, 5, 6 and 7 of the initial statement on Schedule 13D relating to shares of Common Stock of LSB Industries, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2001, as amended by Amendment No. 1 filed with the Commission on March 22, 2002, Amendment No. 2 filed with the Commission on March 28, 2003, Amendment No. 3 filed with the Commission on November 12, 2003, Amendment No. 4 filed with the Commission on January 9, 2004, and Amendment No. 5 filed with the Commission on January 30, 2006 (the “Original Schedule 13D”). Items 1 and 2 of the Original Schedule 13D remain unchanged.
     Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meaning assigned to such terms in the Original Schedule 13D.
     The beneficial ownership reported in this Amendment No. 6 assumes that at December 20, 2006, there were 15,902,806 shares of the Issuer’s Common Stock outstanding. This figure is based upon the sum of (1) 14,525,618 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report of Form 10-Q filed with the Commission on November 8, 2006, (2) 353,125 shares of Common Stock issued by the Issuer on November 21, 2006, upon the conversion of certain 7% Convertible Senior Subordinated Debentures of the Issuer due 2011 (the “7% Debentures”) as report in the Issuer’s Form 8-K filed with the Commission on November 21, 2006, and (3) 1,024,062 shares of Common Stock issued by the Issuer on November 24 and 27, 2006, upon the conversion of certain 7% Debentures as reported in the Issuer’s Form 8-K filed with the Commission on November 30, 2006.
Item 3. Source and Amount of Funds.
     As of February 18, 2002, Jayhawk Investments had invested $768,760 in shares of Common Stock and shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 (“Class C Preferred”); Jayhawk Institutional had invested $1,388,502 in shares of Common Stock and Class C Preferred Stock; and Mr. McCarthy had invested $435,935 in shares of Common Stock and Class C Preferred Stock. The above amounts include any brokerage commissions incurred in the investments. The source of these funds was the working capital of each entity and the personal funds of Mr. McCarthy, and reported as such in Amendment No. 1 filed March 22, 2002.
     On March 27, 2003, Jayhawk Institutional purchased 450,000 shares of Common Stock and Warrants to purchase 112,500 shares of Common Stock for an aggregate purchase price of $1,570,500. The source of funds for this transaction was the working capital of Jayhawk Institutional.
     On April 1, 2005, Jayhawk Investments acquired 20,000 shares of Class C Preferred Stock from Primarius Focus, LP (“Primarius Focus”), a fund in which Jayhawk Investments invests, pursuant to a distribution by Primarius Focus on account of Jayhawk’s limited partnership interest in Primarius Focus. The aggregate market value of these shares was $1,000,000.
     From June 20, 2005, to January 4, 2006, (i) Jayhawk Institutional purchased an aggregate of 8,700 shares of Class C Preferred Stock for an aggregate purchase price of $426,652 and (ii) Jayhawk Investments purchased an aggregate of 30,900 shares of Class C Preferred Stock for an aggregate purchase price of

$1,529,990. The source of funds for these transactions was the working capital of Jayhawk Institutional (in the case of clause (i)) and Jayhawk Investments (in the case of clause (ii)). Beneficial ownership of the Filing Parties giving effect to these purchases is reflected in Amendment No. 5 filed with the Commission on January 30, 2006.
     From March 14, 2006, through October 17, 2006, Jayhawk Institutional purchased (i) 13,700 shares of Common Stock for an aggregate purchase price of $87,662, (ii) $1,000,000 principle amount of the 7% Debentures (convertible into 141,250 shares of Common Stock) for an aggregate purchase price of $1,000,000 and (iii) 3,140 shares of Class C Preferred Stock (convertible into 13,593 shares of Common Stock) for an aggregate purchase price of $196,427. The source of funds for these transactions was the working capital of Jayhawk Institutional.
     On October 18, 2006, Jayhawk Investments acquired 9,210 shares of Class C Preferred Stock (convertible into 39,870 shares of Common Stock) as a result of distributions from two entities in which Jayhawk Institutional holds limited partnership interests. Of the 9,210 shares of Class C Preferred Stock, 6,400 shares were distributed by Primarius Focus and 2,810 shares were distributed by Primarius Partners, LP (“Primarius Partners”).
     From October 19, 2006, through December 14, 2006, Jayhawk Institutional purchased 100,000 shares of Common Stock for an aggregate purchase price of $1,012,848. The source of funds for theses transactions was the working capital of Jayhawk Institutional.
     From December 15, 2006, through December 18, 2006, Jayhawk Investments purchased 3,800 shares of Class C Preferred Stock (convertible into 16,450 shares of Common Stock) for an aggregate purchase price of $284,340. The source of the funds for these transactions was the working capital of Jayhawk Investments.
     All of the transactions from October 18, 2006, through December 18, 2006, are reported in more detail in Item 5.
Item 4. Purpose of the Transaction.
     The Filing Parties acquired the shares of Common Stock, Class C Preferred Stock, Warrants and 7% Debentures (collectively, the “Securities”) for investment purposes. The Filing Parties, as holders of Class C Preferred Stock, participate in the nomination and election of two individuals to serve on the board of directors in accordance with the terms of the Certificate of Designations of the Class C Preferred Stock and, from time to time, Mr. McCarthy and other representatives of the Filing Parties engage in discussions with the Issuer’s management and board of directors in an effort to identify opportunities to increase the value of the Securities.
     The Filing Parties reserve the right to acquire additional, or dispose of, securities of the Issuer, in the ordinary course of business to the extent deemed advisable in light of the Filing Parties’ general investment and trading policies, market conditions, the availability of shares of Common Stock, Class C Preferred Stock, Warrants or 7% Debentures or other factors. Other than as described above and in Item 6 below, no member of the Filing Parties has present plans or proposals that would result in any of the following:
1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

3) any material change in the present capitalization or dividend policy of the Issuer;
4) any other material change in the Issuer’s business or corporate structure;
5) any change in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
6) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
7) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
8) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) and (b)
     Jayhawk Institutional beneficially owns 2,049,397 shares of Common Stock (which includes 1,053,700 shares of Common Stock held of record by Jayhawk Institutional, 741,947 shares of Common Stock issuable upon conversion of 171,390 shares of Class C Preferred Stock held of record by Jayhawk Institutional, 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants held of record by Jayhawk Institutional and 141,250 shares of Common Stock issuable upon conversion of $1,000,000 principle amount of the 7% Debentures held of record by Jayhawk Institutional), which represents 12.1% of the Common Stock (calculated giving effect to (i) the 741,947 shares of Common Stock issuable upon conversion of the Class C Preferred Stock held by Jayhawk Institutional, (ii) the 112,500 shares of Common Stock issuable upon exercise of the Warranty held by Jayhawk Institutional and (iii) the 141,250 shares of Common Stock issuable upon conversion of the 7% Debentures held by Jayhawk Institutional.)
     Jayhawk Investments beneficially owns 647,229 shares of Common Stock (which consists solely of 647,229 shares of Common Stock issuable upon conversion of 149,510 shares of Class C Preferred Stock held of record by Jayhawk Investments), which represents 3.9% of the Common Stock (calculated giving effect to the 647,229 shares of Common Stock issuable upon conversion of the Class C Preferred Stock held by Jayhawk Investments).
     As a result of the relationship of Jayhawk to Jayhawk Institutional and Jayhawk Investments, Jayhawk may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the 2,696,626 shares of Common Stock beneficially owned by Jayhawk Institutional and Jayhawk Investments, which, in the aggregate represents 15.4% of the Common Stock (calculated as described above).
     As a result of (i) M. McCarthy being the trustee and sole beneficiary of the Kent C. McCarthy Revocable Trust (“Trust”), Mr. McCarthy is deemed to beneficially own the 274,000 shares of Common Stock (which includes 171,000 shares of Common Stock held of record by the Trust and 103,030 shares of Common Stock issuable upon conversion of 23,800 shares of Class C Preferred Stock held of record by the Trust) and (ii) the relationship of Mr. McCarthy to Jayhawk and Jayhawk to each of Jayhawk Institutional and Jayhawk Investments, Mr. McCarthy may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Common Stock beneficially owned by Jayhawk Institutional and Jayhawk Investments. The aggregate shares represented by the foregoing clauses (i) and (ii) is 2,970,656, which represents 16.8% of the Common Stock (calculated as described above).
(c) The following transactions were effected within the past sixty days on the open market:

			Number of		Price per
	Date of	Type of Security	Securities		share of
Identity of Entity	Transaction	Acquired	Acquired		Security
Jayhawk Investments	10/18/2006	Class C Preferred Stock(1)	9,210	(2)	(3)
Jayhawk Institutional	11/17/2006	Common Stock	5,500		$9.83
Jayhawk Institutional	11/17/2006	Common Stock	400		$9.84
Jayhawk Institutional	11/17/2006	Common Stock	4,100		$9.85
Jayhawk Institutional	11/17/2006	Common Stock	1,500		$9.89
Jayhawk Institutional	11/17/2006	Common Stock	2,500		$9.90
Jayhawk Institutional	11/17/2006	Common Stock	300		$9.98
Jayhawk Institutional	11/17/2006	Common Stock	14,900		$10.00
Jayhawk Institutional	11/17/2006	Common Stock	100		$10.05
Jayhawk Institutional	11/17/2006	Common Stock	300		$10.06
Jayhawk Institutional	11/17/2006	Common Stock	900		$10.07
Jayhawk Institutional	11/17/2006	Common Stock	100		$10.09
Jayhawk Institutional	11/17/2006	Common Stock	700		$10.10
Jayhawk Institutional	11/17/2006	Common Stock	200		$10.11
Jayhawk Institutional	11/17/2006	Common Stock	1,600		$10.13
Jayhawk Institutional	11/17/2006	Common Stock	3,400		$10.14
Jayhawk Institutional	11/17/2006	Common Stock	33,000		$10.15
Jayhawk Institutional	11/17/2006	Common Stock	1,800		$10.20
Jayhawk Institutional	11/17/2006	Common Stock	9,300		$10.21
Jayhawk Institutional	11/17/2006	Common Stock	100		$10.29
Jayhawk Institutional	11/17/2006	Common Stock	700		$10.30
Jayhawk Institutional	11/17/2006	Common Stock	100		$10.39
Jayhawk Institutional	11/17/2006	Common Stock	900		$10.40
Jayhawk Institutional	11/20/2006	Common Stock	1,000		$10.32
Jayhawk Institutional	11/20/2006	Common Stock	16,600		$10.35
Jayhawk Investments	12/15/2006	Class C Preferred Stock(2)	800	(2)	$74.50
Jayhawk Investments	12/15/2006	Class C Preferred Stock(2)	2,500	(2)	$75.50
Jayhawk Investments	12/18/2006	Class C Preferred Stock(2)	500	(2)	$72.00

(1)	Each share of Class C Preferred Stock is convertible into 4.329 shares of Common Stock.

(2)	The number reported reflects shares of Class C Preferred Stock. Each share of Class C Preferred Stock is convertible into 4.329 shares of Common Stock.

(3)	The shares listed were acquired as a result of distributions from Primarius Focus and Primarius Partners of which Jayhawk Investments is a limited partner. Jayhawk Investments received 6,400 shares from Primarius Focus and 2,810 shares from Primarius Partners.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On November 10, 2006, the Issuer entered into an Agreement (the “Agreement”) with the Filing Parties. The Agreement provides that if the Issuer undertakes, in its sole discretion, within one (1) year from the date of the Agreement, a tender or exchange offer for the Issuer’s Class C Preferred Stock, the Filing Parties will (i) tender or exchange an aggregate total of only 180,450 shares of the Class C Preferred Stock owned by the Filing Parties and (ii) waive their rights to all accrued and unpaid dividends on the Class C Preferred Stock tendered or exchanged. The obligations of the Filing Parties described in the foregoing clauses (i) and (ii) are subject to certain conditions, including: (a) the consideration to be paid for each share tendered or exchanged is to be 7.4 shares of Common Stock, (b) the Board of Directors of the issuer shall have received an opinion that the tender or exchange offer and the consideration therefor is fair to the stockholders of the Issuer, (c) the approval by the holders of the Common Stock and Class C Preferred Stock of certain amendments to the Certificate of Designations of the Class C Preferred Stock as described below and, if required by the rules of the AMEX, the approval by the holders of the Common Stock of the issuance of the shares of Common Stock pursuant to the transaction. As the beneficial and record of 340,900 shares of Class C Preferred Stock, the Filing Parties have the power to vote 68.3% of the total votes held by all holders of Class C Preferred Stock, which is sufficient to approve the Amendments on behalf of the Class C Preferred Stock.
     The Agreement also provides that the Filing Parties agree to vote their shares of the Issuer’s Common Stock and Class C Preferred Stock to amend the Certificate of Designations of the Class C Preferred Stock to (a) allow the Issuer to acquire shares of its Common Stock for a period of five years from the date of completion of the tender or exchange offer, without the approval of the holders of the Class C Preferred Stock, notwithstanding that accrued and unpaid dividends may exist with respect to the Class C Preferred Stock, and (b) provide that the existing right of the holders of Class C Preferred Stock to elect two directors to the Issuer’s Board of Directors when dividends on the Class C Preferred Stock are unpaid may be exercised only if and so long as at least 140,000 shares of Class C Preferred Stock remain issued and outstanding.
     The Certificate of Designations of the Class C Preferred Stock currently prohibits the Issuer from purchasing, redeeming or otherwise acquiring any shares of Common Stock or other securities ranking junior to the Class C Preferred Stock as to dividends and rights upon liquidation and provides that when dividends on the Class C Preferred Stock are in arrears and unpaid in an amount equal to at least six quarterly dividends the Class C Preferred Stock holders have the exclusive right to vote for and elect two additional directors during period the dividends remain in arrears.
     The foregoing is a summary of the material terms of the Agreement. The above discussion is qualified by reference to such copy of the Agreement. A copy of the Agreement is filed herewith as Exhibit 2.

Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement dated as of January 9, 2001 (previously filed as Exhibit 99.1 to Original Schedule 13D filed with the Commission on January 18, 2001).

2.	Exchange Agreement dated November 10, 2006 between the Issuer and the Filing Parties.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2006

JAYHAWK INSTITUTIONAL PARTNERS, L.P.

By:	Jayhawk Capital Management, L.L.C.,
Its general partner

By:	/s/ Kent C. McCarthy Kent C. McCarthy, Manager

JAYHAWK INVESTMENTS, L.P.

By:	Jayhawk Capital Management, L.L.C.,
Its general partner

By:	/s/ Kent C. McCarthy Kent C. McCarthy, Manager

JAYHAWK CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kent C. McCarthy Kent C. McCarthy, Manager

KENT C. MCCARTHY

/s/ Kent C. McCarthy Kent C. McCarthy

S-1